March 28, 2012

CORRESPONDENCE FILED

VIA EDGAR TRANSMISSION

Mr. James O’Connor, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C. 20549-8626

Re:	Corporate Capital Trust, Inc. —

Post-Effective Amendment No. 1 to

Registration Statement on Form N-2 (File No. 333-167730)

Dear Mr. O’Connor:

On behalf of Corporate Capital Trust, Inc., a Maryland corporation (the “Company”), we hereby notify you that the Company filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, the referenced post-effective amendment to its registration statement, along with exhibits thereto (“Post Effective Amendment No. 1). Today’s filing of the Post-Effective Amendment No. 1 (the “Current Filing”) replaces the filing of the Post-Effective Amendment No. 1 that the Company made with the Commission via EDGAR on Friday, March 23, 2012 (the “Original Filing”).

The sole purpose of the Current Filing is to correct a technical error that resulted in the Original Filing being filed in the EDGAR system as form type “N-2/A” instead of form type “POS 8C.” Except for that correction to the EDGAR form type, the Current Filing is identical in every respect to the Original Filing.

On behalf of the Company, and for the reasons previously articulated in the correspondence to you accompanying the Original Filing, we hereby respectfully repeat

Mr. James O’Connor, Esq.

March 28, 2012

our request that the staff of the Commission afford Post-Effective Amendment No. 1 selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

Please direct any comments or inquiries regarding this filing to the undersigned at 202-942-5636 (voice) or 202-942-5999 (fax). Thank you.

Sincerely,

/s/ Darren C. Skinner

Darren C. Skinner